

June 9, 2014

Via E-Mail
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004

> **RE: Echo Therapeutics, Inc.**
> **Definitive Additional Materials**
> **Filed May 30, 2014**
> **File No. 001-35218**

Dear Mr. Gottfried:

We have reviewed your response letter dated June 5, 2014 and have the following comments.

1.   Refer to the second bullet of your response. It is unclear how requiring the change of three out of five Board members provides factual support for your assertion that Platinum is "seeking to eventually replace the <u>entire</u> Echo Board." (emphasis added) Please expand your response accordingly.

2.   The portions of your response relating to what are Platinum's motives and agenda appear to be based on things/actions Platinum has not done. For example, your response refers to a failure to engage in constructive dialogue, resulting in Echo being at a loss to understand its agenda. In light of what you term as this lack of transparency, it is unclear how you have knowledge of Platinum's actual agenda and motivations such that they are being misrepresented, or can describe that agenda and motivations as "self-interested" and seeking to "control the strategic direction." While we note the reference to a "plan" communicated by Dr. Goldberg, it is unclear how or why you believe that plan differs from what Platinum has already publicly disclosed, particularly given that Dr. Goldberg declined to share it with your Board. Please expand your response accordingly.

3.   We note the portion of your response regarding Shepard Goldberg's prior experience. If you elect to include similar statements in future filings, please also disclose, if true, that Shepard Goldberg was not part of a majority of each board and was not necessarily able to direct the company's policies in any specific way

Please direct any questions to Daniel F. Duchovny at (202) 551-3619 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (via E-mail):   Joanne R. Soslow, Esq.
                      Morgan, Lewis & Bockius LLP